Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")

Securities Act File Number: 333-180609
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

Set forth below is the presentation made by counsel to I/P Engine, Inc., a wholly-owned subsidiary of Innovate/Protect, Inc., at the Markman hearing on June 4, 2012 in connection with the lawsuit captioned I/P Engine, Inc. v. AOL Inc. et al., Civ. Action No. 2:11-cv-512, filed in United States District Court for the Eastern District of Virginia, Norfolk Division on September 15, 2011.

MARKMAN HEARING June 4, 2012 1 1

2 Patents - in - Suit 2

LYCOS®



Mr. Lang
CTO (Lycos)
CTO/CEO (I/P Engine)



Mr. Kosak
Director of Engineering/CTO (Lycos)
Technical Consultant (I/P Engine)

1998, Lycos.com - #7 Most visited website

1998 – 2002, Lycos buys over two dozen web entities, including: Tripod, Gamesville, WhoWhere, Wired Digital, Quote.com, Angelfire, Matchmaker.com, Raging Bull

2000, Terra Networks acquires Lycos for over $12 billion

I/P ENGINE 3

4 US PATENT 6,314,420 US PATENT 6,775,664 4

Patents - In - Suit Filtering on the basis of: Content Collaborative Feedback Overall relevance to the query 5

6 US PATENT 6,314,420 6

US PATENT 6,775,664 7

8 US PATENT 5,867,799 8

US PATENT 6,314,420 US PATENT 5,867,799 1996 1998 9

10 US PATENT 6,314,420 10

11 SEARCH GRILL GO 11 informons containing “ Grill ” GRILL INFORMONS SEARCH RESULTS

12 RESULTS… 1. Grills.com 2. Best grills 1998 3. Choosing a grill SEARCH SEARCH RESULTS 12

US PATENT 6,314,420 13

US PATENT 6,314,420 CONTENT DATA 7 COLLABORATIVE DATA 5 6 14

US PATENT 6,314,420 CONTENT DATA 5 COLLABORATIVE DATA 7 6 15

16 Agreed - upon Claim Terms 16

17 Agreed - upon Claim Terms “query” “request for search results.” “ informons ” “information entities of potential or actual interest to an [individual/first] user.” “user” “an individual in communication with [the/a] network.” “relevance” “how well an informon satisfies the [individual/first] user’s information need in the query.” 17

18 Disputed Claim Terms 18

19 “ collaborative feedback data ” I/P Engine’s Proposed Construction information concerning what informons other users with similar interests or needs found to be relevant Defendants’ Proposed Construction data from users with similar interest or needs regarding what informons such users found to be relevant 19

“ collaborative feedback data ” 20 I/P Engine’s Proposed Construction information concerning what informons other users with similar interests or needs found to be relevant ’ 420 Patent, col. 4, ll. 26 - 29 20

“ collaborative feedback data ” 21 I/P Engine’s Proposed Construction information concerning what informons other users with similar interests or needs found to be relevant Specification Plaintiff ’ s Proposal Defendants ’ Proposal determining [A] what informons other users with similar interests or needs found to be relevant information concerning [A] what informons other users with similar interests or needs found to be relevant data [B] from users with similar interests or needs regarding [A] what informons such users found to be relevant 21

“ collaborative feedback data ” Defendants’ Proposed Construction data from users with similar interest or needs regarding what informons such users found to be relevant ’ 420 Patent, Claim 10 ’ 420 Patent, Claim 25 22

23 “ [feedback system for] receiving information found to be relevant to the query by other users ” I/P Engine’s Proposed Construction No construction necessary - or - [feedback system for] receiving information concerning what other users found to be relevant to the query Defendants’ Proposed Construction [system using a process of filtering information by] determining what information other users with similar interests or needs found to be relevant ’ 420 Patent, FIG. 9 23

“ [feedback system for] receiving information found to be relevant to the query by other users ” 1. “ receiving ” = “ determining ” ? 2. “ other users ” = “ other users with similar interest or needs ” Defendants’ Proposed Construction [system using a process of filtering information by] determining what information other users with similar interests or needs found to be relevant 24

25 “ [informons/information] relevant to a query ” I/P Engine’s Proposed Construction [ informons /information] having relevance to a query Defendants’ Proposed Construction [ informons /information] that satisfy the individual user’s information need expressed in the query ’ 420 Patent, col. 4, ll. 5 - 6 25

26 “ relevance to at least one of the query and the first user ” I/P Engine’s Proposed Construction No further construction necessary beyond other terms Defendants’ Proposed Construction how well information satisfies the information need of at least one of the query and the first user 26

27 “ relevance to at least one of the query and the first user ” relevance to at least one of the query and the first user AGREED UPON AGREED UPON AGREED UPON 27

28 “ demand search ” I/P Engine’s Proposed Construction one - time search performed upon a user request Defendants’ Proposed Construction search engine query 28

“demand search” 29 I/P Engine’s Proposed Construction one - time search performed upon a user request ’ 420 Patent, Abstract 29

“ demand search ” Defendants’ Proposed Construction search engine query Wire = ongoing, continuous Demand Search = on demand, one time 30

31 “ individual user ” / “ first user ” I/P Engine’s Proposed Construction (for both terms) no construction necessary Defendants’ Proposed Construction (for both terms) “particular user” 31

32 “ individual user ” / “ first user ” “ individual user ” “ first user ” ’ 420 Patent, Claim 10 ’ 664 Patent, Claim 1 particular user particular user particular user. 32

33 Antecedent Basis I/P Engine’s Proposed Construction Where it is required under the law to apply the same claim meaning to a claim term based on antecedent basis, I/P Engine agrees that the law requires the parties to do so. Thus, “ informons ” provides antecedent basis for “the informons ”; “users” provides antecedent basis for “such users”; “a query” provides antecedent basis for “the query”; “a feedback system” provides antecedent basis for “the feedback system”; “a scanning system” provides antecedent basis for “the scanning system”; “a first user” provides antecedent basis for “the first user” and “a content - based filter system” provides antecedent basis for “the content - based filter system.” Defendants’ Proposed Construction For the seven term dyads for which antecedent basis law applies, the second term in each dyad must be the same as the first term in the dyad 33

34 Antecedent Basis Defendants’ Proposed Construction For the seven term dyads for which antecedent basis law applies, the second term in each dyad must be the same as the first term in the dyad 34 “ informons ” and “ the informons ” are the same informons

35 “ scanning a network ” I/P Engine’s Proposed Construction looking for items on two or more connected computers Defendants’ Proposed Construction spider[ ing ] or crawl[ ing ] a network The phrase is made up of two familiar and readily understandable English words 35

“ scanning a network ” Scan a beach for a red umbrella Scan a page to find a word 36

I/P Engine’s Proposed Construction looking for items on two or more connected computers 37 “ scanning a network ” 37 American Heritage Dictionary, 3rd ed., 1992

I/P Engine’s Proposed Construction looking for items on two or more connected computers 38 “ scanning a network ” No Reference to point - by - point or sequential 38 Random House Unabridged Dictionary, 2nd ed., 1993

I/P Engine’s Proposed Construction looking for items on two or more connected computers 39 “ scanning a network ” ’ 420 Patent, col. 25, ll. 39 - 40 39

Defendants’ Proposed Construction spider[ ing ] or crawl[ ing ] a network “ scanning a network ” ’ 420 Patent, col. 25, ll. 39 - 40 40

41 “ scanning system ” I/P Engine’s Proposed Construction a system used to search for information Defendants’ Proposed Construction a system used to scan a network 41

“ scanning system ” 42 I/P Engine’s Proposed Construction a system used to search for information ’ 664 Patent, col. 27, ll. 28 - 29 42

“ scanning system ” Defendants’ Proposed Construction a system used to scan a network ’ 664 Patent, Claim 1 ’ 664 Patent, Claim 24 1 2 2 43

44 “ combining ” I/P Engine’s Proposed Construction uniting into a single number or expression Defendants’ Proposed Construction plain meaning; alternatively, bringing together 44

“ combining ” ORANGE Combining yellow and red paint makes orange Combing ingredients to make a cake 45

“ combining ” 46 I/P Engine’s Proposed Construction uniting into a single number or expression Merriam - Webster ’ s Collegiate Dictionary, 10th ed., 1998 46

“ combining ” 47 I/P Engine’s Proposed Construction uniting into a single number or expression Random House Webster ’ s College Dictionary, 2nd ed., 1999 47

“ combining ” 48 I/P Engine’s Proposed Construction uniting into a single number or expression ’ 420 Patent, col. 25, ll. 56 - 59 48

“ combining ” 49 ’ 420 Patent, col. 14, ll. 41 - 45 CONTENT DATA COLLABORATI VE DATA 49

“ combining ” 50 7 5 ’ 420 Patent, col. 14, ll. 56 - 60 CONTENT DATA COLLABORATI VE DATA 50

7 5 CONTENT DATA COLLABORATI VE DATA “ combining ” 51 6 ’ 420 Patent, col. 14, ll. 60 - 67 51

“ combining ” Defendants’ Proposed Construction plain meaning; alternatively, bringing together Defendants assert: Defendants ’ Claim Construction Brief at 12 bringing together combining 52

“ combining ” 53 Defendants’ Proposed Construction plain meaning; alternatively, bringing together Pen and paper Whip and fedora 53

“ combining ” Supposed “ sequential ” embodiment: Plaintiff ’ s proposal covers all embodiments ’ 420 Patent, col. 25, ll. 39 - 61 54 Search return processor receives items and includes an informon rating system that combines content - based filtering with collaborative feedback rating data.

CONTENT DATA VERY GOOD COLLABORATI VE DATA NEUTR AL GOO D Very Good Good Neutral Poor Very Poor 55 RATING SCALE

56 Order of Method Limitations I/P Engine’s Proposed Construction No “construction” is necessary; if there is any order, it is reflected in the claim language; otherwise, no order is required. Defendants’ Proposed Construction For ’420 Claim 25, Step [a] must be performed before Step [b]; Steps [b] and [c] must be performed before Step [d]. For ’664 Claim 26, Step [c]; Step [c1] (“combining”) must be performed before Step [c2] (“filtering the combined information”) 56

Order of Method Limitations 57 Defendants ’ Markman Brief Defendants’ Proposed Construction For ’420 Claim 25, Step [a] must be performed before Step [b]; Steps [b] and [c] must be performed before Step [d]. 57

Defendants ’ Markman Brief Order of Method Limitations 58 Defendants’ Proposed Construction For ’664 Claim 26, Step [c]; Step [c1] (“combining”) must be performed before Step [c2] (“filtering the combined information”) 58

59 Different Systems I/P Engine’s Proposed Construction The claim language does not require the scanning system, content - based filter system, and feedback system of claim 1 of the ’664 patent or the claimed system for scanning, content - based filter system, and feedback system of claim 10 of the ’420 patent to be the same or different “systems.” Defendants’ Proposed Construction The claimed “system for scanning a network,” “content - based filter system,” and “feedback system” of ’420 Claim 10 must be different systems and the claimed “scanning system,” “feedback system,” and “content - based filter system” of ’664 Claim 1 must be different systems 59

Different Systems 60 I/P Engine’s Proposed Construction The claim language does not require the scanning system, content - based filter system, and feedback system of claim 1 of the ’664 patent or the claimed system for scanning, content - based filter system, and feedback system of claim 10 of the ’420 patent to be the same or different “systems.” ’ 420 Patent, col. 24, ll. 34 - 36 60

Different Systems 61 I/P Engine’s Proposed Construction The claim language does not require the scanning system, content - based filter system, and feedback system of claim 1 of the ’664 patent or the claimed system for scanning, content - based filter system, and feedback system of claim 10 of the ’420 patent to be the same or different “systems.” ’ 420 Patent, col. 10, ll. 3 - 23 61

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval. In connection with the proposed transaction, Vringo filed a Registration Statement on Form S-4 with the SEC on April 6, 2012, subsequently amended on May 17, 2012 and June 1, 2012, which includes a preliminary proxy statement/prospectus of Vringo. These materials are not yet final and will be further amended. The proxy statement/prospectus contains important information about Vringo, Innovate/Protect, the transaction and related matters. Vringo will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Innovate/Protect once it is final. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about Vringo, Innovate/Protect and the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.